UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sagent Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2016 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of July 10, 2016, among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price of $21.75 per Share, net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase is referred to as the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on August 1, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text at the end of such Item 8, prior to the heading “Cautionary Note Regarding Forward-Looking Statements”:

“Legal Proceedings

On August 8, 2016, a putative class-action lawsuit challenging the transactions contemplated by the Merger Agreement (the “Transactions”) (captioned Van Matre v. Oberman, et al., Case No. 2016-CH-10413) was filed in the Circuit Court of Cook County, Illinois, County Department-Chancery Division. The complaint was filed against each member of the Board. The complaint generally alleges that the Company’s directors breached their fiduciary duties in connection with the Transaction. The complaint also generally asserts that the Company’s directors breached their fiduciary duties to the Company’s stockholders by, among other things, (i) agreeing to sell the Company to Parent and Purchaser at an inadequate price that will not allow the stockholders of the Company to take advantage of the potential future success of the Company or the benefits that Parent will receive from the Merger, (ii) implementing an unfair process, (iii) agreeing to certain provisions in the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids, (iv) having conflicts of interest and (v) failing to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The Company believes the plaintiff’s allegations lack merit and intends to vigorously defend against these claims.

On August 9, 2016, a second putative class-action lawsuit challenging the Transactions (captioned Karbash v. Sagent Pharmaceuticals, Inc., et al., Case No. 1:16-cv-7973) was filed in the United States District Court for the Northern District of Illinois. The complaint was filed against (a) the Company, (b) each member of the Board, (c) Parent and (d) Purchaser. The complaint alleges that the defendants violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14a-9 thereunder. The complaint also alleges that the Board and Parent violated Section 20(a) of the Exchange Act (by virtue of their alleged control over persons who violated Section 14(a) of the Exchange Act), as well as Rule 14a-9 thereunder. In addition, the complaint generally asserts that, among other things, (i) the $21.75 per share consideration to be paid to plaintiff is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Transaction, (ii) this Schedule 14D-9 fails to disclose purportedly material information (iii) the defendants agreed to certain provisions in the Merger Agreement that deter alternative bids, and (iv) certain directors of the Company have conflicts of interest. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction, a declaration that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act (by virtue of their alleged control over persons who violated Section 14(a) of the Exchange Act), as well as Rule 14a-9 thereunder, and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees. The Company believes the plaintiff’s allegations lack merit and intends to vigorously defend against these claims. The plaintiff has also moved to shorten the briefing schedule and for an expedited hearing on its motion for a preliminary injunction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sagent Pharmaceuticals, Inc.

By:	/s/ Allan Oberman
Name: Allan Oberman
Title: Chief Executive Officer

Dated: August 12, 2016